Mail Stop 3561

July 2, 2007

Ronald S. Tucker, President
RX Healthcare Systems, Ltd.
3631 East 7th Avenue Parkway
Denver, CO 80206

Re: RX Healthcare Systems, Ltd.
        Offering Statement on Form 1-A (Amendment No.3)
        Filed June 7, 2007
        File No. 24-10172

Dear Mr. Tucker:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Your summary continues to refer to the company as a consumer
    healthcare products company. We repeat comment one of our last letter.

2. The shares underlying the options held by Tucker & Associates do not
    appear part of the Regulation A offering. Please revise the disclosure
    under "Estimated Value of Offering" and other similar offering circular
    disclosure. Please note that, where options are issued in a private

transaction under an exemption from registration, the offer and sale of the underlying common stock also would be under the private offering exemption.

Risk Factors, page 2

3. Since Mr. Tucker represents to be CEO to both the Company and Tensleep, please indicate the intended means for resolving conflicts of interests presented before the CEO on issues involving the Company and Tensleep.

Management's Discussion of Business, page 6

4. We note the disclosure about issuing units for "freely tradable and liquid securities which can be sold in the market." Please disclose this proposed business activity according to Item 6 of Offering Circular Model B, including the affiliation, if any, between the seller of such securities and RX Healthcare. Please disclose the steps you will take to avoid being considered an investment company under federal law. Please add risk factors as appropriate.

5. Please disclose the nature of the licenses or proprietary products that would be considered for acquisition by RX Healthcare. Please disclose the affiliation, if any, between the licensors or owners of such products and RX Healthcare.

The 12 months Plan, page 6

6. We note the new disclosure about product purchases from Technologies. Please describe the products that will be purchased from Technologies, including the nature, size, features and capacities of these products. Please disclose the prices at which the products will be purchased or explain how the prices will be determined. Please disclose the cost paid for the products by Technologies, the timing of such purchases and the affiliation, if any, between Technologies and the product seller. Please revise "Transactions with Management" as appropriate.

7. It appears that Tensleep will be conducting the research and development to create the Product. Please describe the responsibility of Tensleep to conduct this work and the source of this responsibility, e.g., the license agreement. If Tensleep is not required to conduct this research, please explain the impact on the company and add risk factors as appropriate.

Use of Proceeds, page 8

> 8. Please quantify the amount of net proceeds that will or may be paid to Tensleep Corp.

Capitalization, page 9
Dilution, page 9

> 9. Please update these sections as of the date of the latest financial statements included in the offering circular.

Transactions with Management, page 12

> 10. Please explain why the royalty payable to Tensleep has yet to be determined. Please identify the parties who will determine the royalty amount and the factors that will be considered in determining the amount Any material risk should be addressed in the risk factors section.

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As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

As long as your offering statement remains in its current form, we will not recommend acceleration of the qualification date of the offering statement. Also note that should the offering statement qualify in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.   We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the qualified date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

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You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Malcolm D. Crawford
3631 East 7th Avenue Parkway
Denver, CO 80206